EXHIBIT 99.1

REPAYMENT OF OUTSTANDING LOAN OF RMB205 MILLION

Singapore, Singapore – April 11, 2008 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), the leading manufacturer and distributor of diesel engines in China, announced today that its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”) has, pursuant to a Share Transfer Contract, acquired all the outstanding share capital of Guangxi Yulin Hotel Company Ltd (“Yulin Hotel Company”) for RMB 245.6 million in repayment of the outstanding RMB205 million of indebtedness owed to Yuchai by Yuchai Marketing Co., Ltd (“YMLC”), and guaranteed by Coomber Investments Limited and Guangxi Yuchai Machinery Group Company Limited (together, the “Guarantors”). The balance of the consideration payable for the purchase of Yulin Hotel Company will be offset against certain trade receivables due from YMLC, the Guarantors and other related parties. The background to the RMB205 million loan can be found in our Annual Report on Form 20-F for the year ended December 31, 2005.

Further to the conduct of a due diligence exercise on Yulin Hotel Company, the Board of Directors of Yuchai and its shareholders ratified the purchase of Yulin Hotel Company, subject to the original shareholders of Yulin Hotel Company obtaining approval for the transaction from the provincial government regulatory agency in charge of state-owned assets administration by 30 November 2008 failing which Yuchai shall have the right to sell to Guangxi Yuchai Machinery Group Company Limited, who shall be obligated to buy 100% of the equity in Yulin Hotel, at the original purchase price of RMB245.6 million as set out in the Share Transfer Contract. This condition is to be contained in a guarantee letter to be provided by the original shareholders of Yulin Hotel Company. As a result of the acquisition of 100% equity of Yulin Hotel Company, Yuchai has agreed to terminate the loan agreements with YMLC and discharge the guarantees provided by the Guarantors.

Yulin Hotel Company’s principal assets are the Yulin Hotel, a 143 room hotel located in the centre of Yulin City, Guangxi Zhuang Autonomous Region and Yuchai Marketing Office Building, a 6 storey office building standing on a site area of 3,871.70 square metres in Guilin City, Guangxi Zhuang Autonomous Region. Yulin Hotel Company also owns minor stakes in Guangxi Yulin City Yuchai International Travelling Company Limited whose major business is domestic tourism and in Yulin Xinsheng Commerce and Trade Company Limited who is in the trading industry. In connection with the acquisition, two independent valuations of Yulin Hotel Company and its assets were conducted.

The Company had previously stated that it had doubts about whether the amount of RMB205m due to Yuchai would be recoverable, and whether the guarantees would be honoured in such event. Therefore, provided that the provincial government approval is received, the Company believes that today’s announcement represents a significant and favourable outcome for Yuchai.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. Yuchai also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2007, Yuchai sold approximately 383,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit www.hlcorp.com.sg/cyi

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These forward- looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and, condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

The Global Consulting Group

Tel: +1-646-284-9409

Email: ktheiss@hfgcg.com/dchen@hfgcg.com